UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Finrock Inc

Legal status of issuer

Form
Incorporation

Jurisdiction of Incorporation/Organization
Florida

Date of organization
August 30, 2023

Physical address of issuer
7969 NW 2nd Street, Miami, FL 33126

Website of issuer
www.finrockglobal.com

Name of intermediary through which the Offering will be conducted
ChainRaise Portal LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of the intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering.
5 % of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Bank Vista

Type of security offered
Units of Common Stock

Target number of Securities to be offered (minimum)
10,000,000

Price (or method for determining price)
$0.04

Target offering amount (Minimum)
$400,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$2,000,000.00

Deadline to reach the target offering amount
February 28, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets (Intangible)	$2,000,000.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 8, 2024

FORM C

Up to $ 2,000,000.00

Finrock Inc



Units of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Finrock Inc, a Florida Corporation (the "Company," as well as references to "we," "u s," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Common Stock of the Company (the "Securities").
Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $400,000 and up to $2,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	**$100.00**	**$5.00**	**$95.00**
Aggregate Minimum Offering Amount	**$400,000**	**$20,000**	**$380,000**
Aggregate Maximum Offering Amount	**$2,000,000.00**	**$100,000.00**	**$1,900,000.00**

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.ome.audio no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is **March 8, 2024.**

The Company has certified that all the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANK VISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations,

plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: **www.finrockglobal.com**

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Finrock Inc (the "Company") is a *Florida Corporation*, formed on August 30, 2023.

The Company is located at *7969 NW 2ⁿᵈ Street, Miami, FL 33126, United States.*

The Company's website is *www.finrockglobal.com*

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

FINROCK Inc is a new-generation financial technology company involved in the development of disruptive financial products and solutions that will transform consumer, enterprise and embedded fintech.

FINROCK taps into modern Web 3.0, AI, and blockchain technologies to deliver a whole new experience in the world of decentralized finance, tokenization, and digital currencies.

Finrock structures the company into four products:

1. CAPTL.com: A global investment platform for investment in digital assets and real-world assets.

2. WORLDWIDE.co: A real-world asset tokenization platform.

3. Marketsinfo: An investment automation and analytics platform.

4. PeoplesID: A universal identity on-chain solution.

The Offering

Minimum amount of Units of Common Stock being offered	10,000,000
Total Units of Common Stock outstanding after Offering (if minimum amount reached)	460,000,000
Maximum amount of Units of Common Stock	50,000,000
Total Units of Common Stock outstanding after Offering (if maximum amount reached)	500,000,000
Purchase price per Security	**$ 0.04**
Minimum investment amount per investor	**$100.00**
Offering deadline	**February 28, 2025**
Use of proceeds	See the description of the use of proceeds on page below hereof.
Voting Rights	One vote per share. See the description of the voting rights on page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Florida on August 30, 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the opportunities, problems, expenses, difficulties, complications, and delays frequently encountered in connection with the launch of new products and solutions, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase in the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our [research, development or commercialization programs, product launches or marketing efforts,] any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may

commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, and a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Potluri Rajasekhar, Dave Burrells, Jerod Powell, Venkat Rao Mandava, and John Price, who are the Founders/Co-Founders of Finrock Inc, 7969 NW 2nd Street, Miami, FL 33, although there can be no assurance that it will continue to depend on the board or that they will continue to be employed by the Company for a particular period of time. The loss of any member of the board of directors or executive officer could potentially harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us with a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation which could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary right. Even if these claims are without

merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Potluri Rajasekhar, Dave Burrells, Jerod Powell, Venkat Rao Mandava, and John Price, who are the Founders/Co-Founders of Finrock Inc in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Potluri Rajasekhar, Dave Burrells, Jerod Powell, Venkat Rao Mandava, and John Price, who are the Founders/Co-Founders of Finrock Inc. become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain-related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Changes in government regulation could adversely impact our business.

The internet fintech industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our products and services are also subject to regulation, licensing, and additional regulation is under consideration. Many aspects of such regulations are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the SEC and/or Congress and/or Govt in respective jurisdiction/country of operation may attempt to change the classification of or change the way that our products and or services are regulated and/or change the framework under which new generation fintechs, digital asset trading platforms, wealth techs, exchanges, and tokenizaton of asset platforms operate and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

New technologies may make our products and services highly competitive.

New and emerging technological advances may impact the demand for our products and services. The increasing competition from traditional banks and financial institutes due to the adoption of new technological advances may make individuals less likely to purchase or subscribe to our services. The Company devotes substantial resources on technology, innovation, and R&D, but there can be no assurance that the Company's efforts to innovate and develop disruptive products will be successful. Our success can depend on new product development and innovation. The fintech industry is ever-changing as new technologies are introduced. Advances in technology, such as new digital ledger, blockchain, embedded, and immersive technologies, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors

desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

In the web3/crypto industry, substantial revenues are generated through various avenues such as partnerships, and platform usage fees. However, our revenue streams are subject to fluctuations influenced by the volatility and market sentiment prevalent within the cryptocurrency space.

The revenue we generate heavily depends on the market demand for cryptocurrencies and the willingness of investors and users to engage with new projects or platforms. Fluctuations in the overall market sentiment, regulatory changes, or technological advancements may lead to uncertainties in revenue streams. Similar to advertising expenditures in traditional industries, spending within the crypto space can also be cyclical and affected by economic conditions. Market downturns or uncertainties could result in reduced investment appetites, impacting token sales, partnerships, and platform usage fees. Additionally, certain sectors within the crypto industry, such as decentralized finance (DeFi) or non-fungible tokens (NFTs), might be more susceptible to market fluctuations, affecting our revenue from these specific segments. Furthermore, changes in consumer behavior and market conditions could indirectly influence our revenue. A decline in consumer interest in cryptocurrency-related products or services during economic downturns could lead to a decrease in platform usage or investment, affecting our revenue streams. Therefore, our revenue projections within the web3/crypto industry are subject to considerable fluctuations and unpredictability, primarily driven by the volatile nature of the market, changes in regulatory landscapes, and shifts in user preferences and economic conditions.

Risks Related to the Securities

The Units of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Units of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Common Stock. Because the Units of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of Common Stock may also adversely affect the price that you might be able to obtain for the Units of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 81% of the company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect

a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

FINROCK Inc is a new-generation financial technology company involved in the development of disruptive financial products and services that will transform consumer, enterprise and embedded fintech.

FINROCK taps into modern Web 3.0, AI, and blockchain technologies to deliver a whole new experience in the world of decentralized finance, tokenization, and digital currencies.

Finrock structures the company into four products:

1. CAPTL.com: A global investment platform for investment in digital assets and real-world assets.

2. WORLDWIDE.co: A real-world asset tokenization platform.

3. Marketsinfo: An investment automation and analytics platform.

4. PeoplesID: A universal identity on-chain solution.

Business Plan

Finrock is a pioneering fintech company with new-generation products and solutions at the forefront of the digital assets and tokenization revolution, leveraging blockchain and digital ledger technology to unlock the value of Real-World Assets (RWAs), particularly in the real estate sector. Established in 2019 by experts in IT, financial technology, and blockchain, Finrock aims to democratize investment opportunities globally.

The platform offers end-to-end asset tokenization services, smart contract-enabled governance, and enhanced market access. Finrock's tech stack includes API-driven connectivity, AI-powered analytics, and robust blockchain security measures. With a massive untapped market valued at $326.5 trillion and less than 1% of assets currently tokenized, Finrock seeks to revolutionize this space, generating revenue through platform fees, subscription services, and API integrations.

To penetrate markets, Finrock focuses on partnerships, education initiatives, and plans for global expansion and diversification beyond real estate assets. They address regulatory compliance challenges by working closely with legal experts and mitigate technological risks through investments in security protocols and regular audits.

In summary, Finrock's vision is to transform traditional investment practices by offering transparency, liquidity, and accessibility to the global real estate market through tokenization, ultimately redefining investment management in the digital economy.

History of the Business

In pursuit of our vision to develop a unified fintech super app that will make global investments easier, efficient, and secure by leveraging the benefits of blockchain, decentralized finance, fractionalization, and tokenization, we started working on Captl, a digital asset investment and trading platform since 3 years.

Status: Captl is developed and ready for launch in the EU, Middle East, India, and USA.
Platforms: Web app, iOS app, and Android app.
Investment: Internal accruals.

Once Captl was developed successfully, we started working on the tokenization of the assets platform Worldwide.co. Worldwide.co is a truly integrated real-world asset tokenization platform that is purpose-built from the ground up to streamline the entire tokenization process. An all-in-one asset tokenization and investment stack.

Captl along with Worldwide provides a unified fintech ecosystem with a strong business model, robust and scalable technology, AI, and universal identity solutions as a next-gen fintech enterprise, all under the Finrock.

Finrock is a next-gen enterprise fintech with transformative and game-changing Web 3.0, and AI products and solutions to create wealth. Finrock taps into modern Web 3.0, AI, and blockchain technologies to deliver a whole new experience in the world of decentralized finance, tokenization, and digital currencies.

The Company's Products and/or Services

1.   CAPTL is a global investment platform for investment in digital assets and real-world assets.
        URL: www.captl.com
        Status: The product is ready for launch in India, the EU, the Middle East, and the USA markets.
        Assets: Web, iOS and Android apps.

2.   Worldwide is a real-world asset tokenization platform.
        URL: www.worldwide.co
        Status: The product is under development and will be launched soon.

3.   Marketsinfo is an investment automation and analytics platform.
        MI uses powerful AI to generate an accurate analysis of the best-performing assets to make informed investments fast.
        Status: Under development

Describe any anticipated products/services being developed/tested and their markets, and if they will completed or introduced using the proceeds of the offering

4.	PeoplesID: PeoplesID.com is a universal identity on-chain solution. The product will be completed and launched using the proceeds of the offering. Status: Planning stage.

Competition

The Company's primary competitors are.

	captl	coinbase	BINANCE	kraken	CoinDCX	coinswitch
Currencies						
Crypto, NFTs, DeFi	✓	✓	✓	✓	✓	✓
Metaverse	✓	✗	✗	✗	✗	✗
Tokenization of RWAs (Real-World Assets)	✓	✗	✗	✗	✗	✗
SIPs						
Crypto Based	✗	✗	✗	✗	✓	✓
Stable Coins Based	✓	✗	✗	✗	✗	✗
Precious Metals Based	✓	✗	✗	✗	✗	✗
Business Solutions						
SME Connect	✓	✗	✗	✗	✗	✗
Trading APIs for Banks & NBFCs	✓	✗	✗	✗	✗	✗
Custodian	Self, 3rd Party, Institutional (BNY)	Own Custody	Own Custody	Own Custody	3rd Party	3rd Party
AI						
Market Analytics	✓	✓	✓	✓	✓	✓
Predictive Analytics	✓	✓	✓	✓	✗	✗
Sentimental Analytics	✓	✗	✗	✗	✗	✗

	captl	coinbase	BINANCE	kraken	CoinDCX	coinswitch
Rewards						
Refer & Earn	✓	✓	✓	✓	✓	✓
Gamification						
Wealth Quiz	✓	✗	✗	✗	✗	✗
Rewards Quiz	✓	✗	✗	✗	✗	✗
Transparency						
Proof of Reserve	✓	✓	✓	✓	✓	✓
Proof of Liability	✓	✓	✗	✓	✗	✗
SaaS Products						
MarketsInfo (Personalized Analytics)	✓	✗	✗	✗	✗	✗
PeoplesID (Permanent UID)	✓	✗	✗	✗	✗	✗
Localization (Languages)						
Local Languages (Spanish, French, German, Hindi, Telugu, Tamil)	✓	✗	✗	✗	✗	✗
Pricing						
Transactional Charges	0.40%	1.00%	0.50%	1.50%	0.50%	0.50%

Supply Chain and Customer Base

At our core, we operate as a conduit between the evolving digital asset landscape and real-world assets, offering an extensive array of products and services directly to consumers through our cutting-edge online digital asset trading platforms and innovative real-world asset tokenization interfaces. Through our seamlessly integrated Web app, Android app, and iOS app, individuals across diverse geographies including India, the EU, the Middle East, and the US can easily access and leverage our comprehensive suite of offerings.

The hallmark of our platform lies in its intuitive design and user-friendly interface. We have meticulously crafted an experience that is both streamlined and simple to navigate, ensuring a unified and enjoyable interaction for users of all backgrounds. This exceptional experience is underpinned by our unwavering commitment to upholding stringent KYC (Know Your Customer) procedures and meticulously adhering to AML (Anti-Money Laundering) guidelines that are tailored to the specific regulatory requirements of each country we operate in.
Our client base encompasses a diverse spectrum, catering to a wide array of needs and aspirations:

- **Individual Investors**: We cater to a broad spectrum of individual investors, ranging from seasoned traders seeking advanced digital asset opportunities to tech-savvy newcomers exploring the realm of investment.
- **Small and Medium Enterprises (SMEs):** Recognizing the vital role SMEs play in the economic landscape, we offer tailored solutions that address their unique financial requirements, providing avenues for growth and expansion.
- **Real-World Asset and Property Owners:** Our innovative approach allows the tokenization of tangible assets such as real estate, enabling property owners to unlock liquidity and discover new dimensions of value for their holdings.
- **High Net Worth Individuals (HNIs):** We provide a suite of specialized services designed to meet the intricate financial needs of high-net-worth individuals, offering personalized strategies and opportunities aligned with their sophisticated investment goals.

By fostering inclusivity and accessibility, we are committed to democratizing financial opportunities. Our mission is to empower individuals and businesses to navigate the dynamic landscape of digital and real-world assets, unlocking new avenues for growth, innovation, and financial prosperity.

Through continual innovation and a steadfast commitment to integrity and compliance, we strive to remain at the forefront of the ever-evolving financial ecosystem, ensuring that our users can confidently explore and capitalize on the vast potential inherent in today's diverse asset markets.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4367527/ 2536153	*Class 36 Financial Services*	*Word mark Logo*	*04/12/2019*	*15/10/2020*	*India*

Governmental/Regulatory Approval and Compliance

We are not subject to any special government regulations.

Finrock is incorporated in Florida, the USA and India and will soon start operations in Lithuania, the EU and Abu Dhabi/Saudi Arabia as a financial services company. We are in the process of getting all the necessary licenses and approvals desired to operate in respective geographies.

Litigation

There are no existing legal suits pending, or to the company's knowledge, threatened, against the company.

Other

The Company's principal address is 7969 NW 2nd Street, Miami, FL 33126, United States

The Company has the following additional addresses: 809 Gallagher Dr, Sherman, TX 75090

The Company intends to conduct business online in:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands. *India, EU, and Middle East*.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$20,000	5%	$100,000.00
Estimated Attorney Fees	16.17%	$64,673	19.36%	$387,298
Estimated Accountant/ Auditor Fees	1.8%	$7,186	6.46%	$129,128
General Marketing	13.37%	$53,498	10.7%	$214,014
Research and Development	33.6%	$134,387	18.72%	$374,382
Future Wages	21.67%	$86,667	34.74%	$694,832
Repayment of Debt	0%	$0	0%	$0
General Working Capital	8.4%	$33,596	4.68%	$93,595
Total	**100.00%**	**$400,000**	**100.00%**	**$2,000,000.00**

The Use of Proceeds chart is not inclusive of fees paid for the use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon the company's discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Name
Rajasekhar Potluri

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, MD

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Raj is a results-driven business leader, and entrepreneur with over 20+ years of experience in the technology, business, and startup industry. He is the founder and managing director of Appminds Inc, a software technology company based in the US and India that develops innovative products and solutions in the digital, fintech, industry 4.0, and web3.0.

Education
B.Pharm

Name
Venkat Mandava

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, CTO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Venkat is a result-oriented and hands-on technology leader with proven track record of successfully handling multiple projects and clients in the US, Australia and UK for https://docs.google.com/document/d/1wOsAz785ovIyzpofLkGRQJT-2DT1qC9e/edit?pli=1over 20 years. Experienced in leading software teams and products with strong expertise in technology, service delivery, client relationship and project management. Takes care of new technology initiatives, agile development, data engineering and cloud. Venkat is a co-founder and CTO of Appminds Inc.

Education
Bachelors in Engineering

Name
Dave Burrells

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dave is an agile leader, strategic visionary, innovator and industry disruptor with over 20 years of experience in Software development, fintech, and business management. Worked with JPM for 12 years and has led multiple Web3 startups as a CPO and COO.

Education
Institute of Directors, Prince2, SAFe SPC certified, Agile product owner certified, IBM Blockchain certified.

Name
Jerod Powell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, CSO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jerod is an IT business leader and successful entrepreneur with 20 years of experience in building and managing technology firms focused on cloud computing, digital transformation, managed services and product development. A true IT innovator and an accomplished businessman, Jerod is an expert in all aspects of IT, strategic planning, project management, M&A, process optimization, compliance and organizational development. Jerod worked with Microsoft, founded infinit consulting, a Microsoft gold partner for managed IT and cloud.

Education
Bachelors in Computers and Information Sciences, Entrepreneur.

Name
John Price

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, CFO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
John is a strategic financial leader with a demonstrated successful track record in crafting financial strategy, executing capital structures, and building blue-chip, high-performance finance and teams for high-growth private equity and world-class public companies. John started his

career with EY and later leader leadership roles in multiple IT, healthcare and financial companies.

Education
Bachelor of Science, Accounting, CPA

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees.

We have 8 developers, 2 project managers and 2 QA currently working on the products apart from the executive team.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	450,000,000
Voting Rights	Pro-rata
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The company has signed an agreement in December 2023. In which the company received intangible assets including, Digital Assets, Software and Intellectual Property Rights, Branding, Logos, Website, IP Rights, Domain Name, Smart Contacts.

The company's board of directors has estimated the net realizable value of those assets as $2,000,000 which was recorded as an exchange of 90% of the company's authorized shares.

The company has no debt.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $18,000,000.00

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such a valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by the founders of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Potluri Rajasekhar	50.37%
Mandava Venkat Rao	30.88%

Following the Offering, the Purchasers will own 2% of the Company if the Minimum Amount is raised and 10.00% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

#1 Global operations:
Grow operations in the EU, India, and US markets and expand to the Middle East and Australia markets. Make Dubai/Abu Dhabi an operational centre for the APAC region.

#2 Regulation and compliance:
Allocate funds for licensing, legal, and compliance requirements to ensure the business adheres to strict financial regulations in respective countries of operations.

#3 Marketing and customer acquisition:
Promote the fintech brand, acquire customers, and expand user base in EU, India, Middle East and USA. This involves digital marketing, advertising, partnerships, and customer acquisition strategies.

#4 AI and New Technology:
> Leverage the advances in AI to generate predictive analytics and provide real-time predictions for trading and investments by using a combination of technologies, tools, and databases to effectively collect, process, analyze, and present data.
> Implement regulatory and compliance alert mechanisms by making use of robust security, regulatory and compliance alert mechanisms.
> Develop and implement Universal Identity on-chain product PeoplesID for secure access, authentication, KYC simplification and orchestration across the fintech value chain.

#5 Leadership
> Hire experienced leadership to the board in marketing, business development, and technology to drive growth and innovation.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to bring on additional personnel by hiring both independent contractors and full-time employees. (post raise/revenue)

Material Changes and Other Information

The Company does not intend to make any material changes to its business operations in the near future.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 50,000,000 Units of Common Stock for up to $2,000.000.00. The Company is attempting to raise a minimum amount of $400,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totalling the Minimum Amount by February 28, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $2,000,000 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Bank Vista, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised

Stock, Warrants and Other Compensation

None

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 500,000,000 shares of common stock, par value $0.04 per share, of which 450,000,000 common shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters.

Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: Pro-rata voting rights

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

- None

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Finrock Inc

(Issuer)

Venkat Rao Mandava

(By)

Co-Founder / CTO

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s   Venkat Rao Mandava

(Signature)

Venkat Rao Mandava

(Name)

Co-Founder / CTO

(Title)

6th March 2024

(Date)

/s David Burrells

(Signature)

Dave Burrells

(Name)

Co-Founder / CEO

(Title)

6th March 2024

(Date)

/s Potluri Rajasekhar

(Signature)

Rajasekhar Potluri

(Name)

Co-Founder / MD

(Title)

6th March 2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Video Transcription

EXHIBIT A

Financial Statements

FINROCK, INC
AUDITED FINANCIAL STATEMENTS

As of December 31, 2023

FINROCK, Inc.

Audited Financial Statements

As of December 31, 2023

Index to Audited Financial Statements

Table of Contents   **Page**



INDEPENDENT AUDITOR'S REPORT

February 21, 2024

The Board of Directors
FINROCK, INC.
969 NW 2ⁿᵈ Street
Miami, FL. US 33126

REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of FINROCK Inc. as of December 31, 2023 and the related statements of operations, changes in net equity and cash flows for the period then ended. These financial statements are the responsibility of the company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the

3



circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FINROCK Inc as of December 31, 2023 and the results of operations, changes in net equity, and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Feb 21, 2024

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

cpa@cfaudits.com

4

FINROCK, Inc.
Balance Sheet
As of December 31, 2023

ASSETS	
Current Assets	-
Non-Current Assets	
Intangible Assets	2,000,000
Total Non-Current Assets	**2,000,000**
TOTAL ASSETS	**2,000,000**
LIABILITIES AND EQUITY	
LIABILITIES	
Current Liabilities	-
Non-Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Shares	4,500
Additional Paid-In Capital	1,995,500
TOTAL LIABILITIES AND EQUITY	**2,000,000**

The accompanying notes are an integral part of these financial statements

FINROCK, Inc.

Income Statement

For the period ended as of December 31, 2023

Revenues	-
Operating Expenses	
Less Operating Expenses	-
Net Profit (Loss)	-

The accompanying notes are an integral part of these financial statements

47

FINROCK, Inc.

Changes in Equity

As of December 31, 2023

	Common shares	Contributions	Retained Earnings	Equity Balance
Beginning Balance as of August 30, 2023	-	-	-	-
Stocks Issued as of December 31, 2023	4,500	1,995,500	-	2,000,000
Net Profit (Loss) as of December 31, 2023	-	-	-	-
Equity Balance as of December 31, 2023	**4,500**	**1,995,500**	-	**2,000,000**

The accompanying notes are an integral part of these financial statements

FINROCK, Inc.

Cash Flow Statement

As of December 31, 2023

OPERATING ACTIVITIES

Net Income	-
Adjustments to Reconcile Net Income to Net Cash provided by operations:	
Net cash used by operating activities	-

Investing Activities

Intangible Assets	(2,000,000)
Net Cash Used in Investing Activities	**(2,000,000)**

Financing Activities

Common Shares	4,500
Additional Paid-In Capital	1,995,500
Net Cash Provided by Financing Activities	**2,000,000**

NET CASH INCREASE (DECREASE) FOR PERIOD	-
Cash at the beginning of the period	-
CASH AT END OF PERIOD	-

The accompanying notes are an integral part of these financial statements

8

FINROCK, Inc.

Notes to the Financial Statements

As of December 31, 2023

1. Description of the Business

FINROCK Inc. (the company) was formed in the state of Florida on August 30, 2023. The company was not yet started its operations as of December 31, 2023.

FINROCK Inc, a pioneering fintech company with new-generation products and solutions at the forefront of the digital assets and tokenization revolution, leveraging blockchain and digital ledger technology to unlock the value of Real-World Assets (RWAs), particularly in the real estate sector.

It taps into modern Web 3.0, AI, and blockchain technologies to deliver a whole new experience in the world of decentralized finance, tokenization, and digital currencies. Finrock structures the company into four products:

- CAPTL.com: A global investment platform for investment in digital assets and real-world assets. Captl Inc. is incorporated in Texas.
- WORLDWIDE.co: A real-world asset tokenization platform.
- Marketsinfo: An investment automation and analytics platform.
- PeoplesID: A universal identity on-chain solution.

2. Summary of Significant Accounting Policies

1.1. Basis of Presentation

The Company has not started its primary operations yet. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

1.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

9

50

FINROCK, Inc.

Notes to the Financial Statements (Continued)

As of December 31, 2023

3. Software

The Company has signed an agreement on December 2023 in which the company received intangible assets including, Digital Assets, Software and Intellectual Property Rights, Branding, Logos, Website, IP Rights, Domain Name, Smart Contacts, etc.

The company's board of directors has estimated the net realizable value of those assets as $2,000,000, which was recorded as an exchange of 90% of the company's authorized shares.

4. Equity

The company is authorized to issue 500,000,000 of its common shares, at a par value of $0.00001 per share, any additional amount shall be considered as Additional Paid-In Capital. As of December 31, 2023, the company has 450,000,000 shares issued and outstanding.

EXHIBIT B

Subscription Agreement

Finrock Inc
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Finrock Inc
Attn: Mandava Venkat Rao
7969 NW 2ⁿᵈ Street, Miami
FL, 33126

Ladies and Gentlemen:

I commit and subscribe to purchase from Finrock Inc, a Florida Incorporation (the "Company") "Units of Common Stock" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Units of Common Stock subscribed to hereby shall be issued to me in the form of Units of Common Stock.

With respect to such purchase, I hereby represent and warrant to you that:

1   Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   Subscription.

a. I hereby subscribe to purchase the number of Units of Common Stock set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Units of Common Stock subscribed.

Principal Amount of Units of Common Stock .... (1)

(1) A minimum purchase of $100, is required for individual investors. Amounts may be subscribed for in $0.04 increments.

b. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3   Representations of Investor.

In connection with the sale of the Units of Common Stock to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the FORM-C, dated on or about February 13, 2024, (the "Memorandum"), relating to the offering of the Units of Common Stock.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Units of Common Stock.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the CEO of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Units of Common Stock, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Units of Common Stock).

d. I understand that an investment in the Units of Common Stock is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Units of Common Stock. I can bear the economic risk of an investment in the Units of Common Stock for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Units of Common Stock, that there are significant restrictions on the transferability of the Units of Common Stock and that for these and other reasons, I may not be able to liquidate an investment in the Units of Common Stock for an indefinite period of time.

f. I have been advised that the Units of Common Stock have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4   Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Units of Common Stock, (ii) the purchase of the Units of Common Stock is a long-term investment, (iii) the transferability of the Units of Common Stock is restricted, (iv) the Units of Common Stock may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Units of Common Stock.

b. I represent and warrant that I am purchasing the Units of Common Stock for my own account, for long term investment, and without the intention of reselling or redistributing the Units of Common Stock. The Units of Common Stock are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Units of Common Stock. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Units of Common Stock in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Units of Common Stock and for which the Units of Common Stock were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Units of Common Stock by me (i) may require the consent of the CEO of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5   Additional Representations of Investor.

In connection with the sale of the Units of Common Stock to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the Units of Common Stock. The Subscription Agreement and the Units of Common Stock are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the Units of Common Stock and to subscribe for and purchase the Units of Common Stock subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the Units of Common Stock as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the Units of Common Stock by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the Units of Common Stock are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the Units of Common Stock for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the Units of Common Stock are derived from legitimate and legal sources, and neither such funds nor any investment in the Units of Common Stock (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the Units of Common Stock.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the Units of Common Stock to me, and the Units of Common Stock would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the Units of Common Stock.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the Units of Common Stock to me.

g. I acknowledge and agree that any approval or consent of a Units of Common Stock holder required under the Units of Common Stock may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

4

6 Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

- ❑ i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

- ❑ ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

- ❑ iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

- ❑ iv. I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

- ❑ v.   I am a director or executive officer of Finrock Inc

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

- ❑ i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

- ❑ ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

- ❑ iii. The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

- ❑ iv. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

- ❑ v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

- ❑ vi. The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

- ❑ vii. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

  - ❑ (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

  - ❑ (2) the employee benefit plan has total assets in excess of $5,000,000; or

  - ❑ (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

- ❑ viii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

- ❑ ix. The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Units of Common Stock and one or more of the following is true (check one or more, as applicable):

  - ❑ (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

  - ❑ (2) a corporation;

5

6 Investor Qualifications.

❑ (3) a Massachusetts or similar business trust;

❑ (4) a partnership; or

❑ (5) a limited liability company.

❑   x.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Units of Common Stock and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Units of Common Stock.

❑   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

❑   xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

❑   xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

❑   xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

❑   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

❑   xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

❑   xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

❑   xviii.   The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**

❑   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor; that the information regarding my income, networth and outside investments provided to the portal are true and correct.

7   Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Units of Common Stock. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Individual Subscriber Type of Ownership:

The Units of Common Stock subscribed for are to be registered in the following form of ownership:

❑   Individual Ownership

❑   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

❑   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

❑ Cash ❑ CD ❑ Liquidation ❑ Margin or Bank Loan ❑ Money Market ❑ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____
Name of Entity (Typed or Printed)

_____
Telephone Number

_____
Signature of Authorized Person

_____
Entity's Tax Identification Number

,_____
Name & Title (Typed or Printed) of Signatory

_____
Contact Person (if different from Signatory)

_____
Principal Executive Office Address

_____
Mailing Address
(If different from principal executive office)

_____
City, State & Zip Code
(Must be same state as in Section 1)

_____
City, State & Zip Code

_____
Email address

_____
Email address

Entity Subscriber Type of Ownership:

The Units of Common Stock subscribed for are to be registered in the following form of ownership (check one):

❑   Partnership

❑   Limited Liability Company

❑   Corporation

❑   Trust or Estate (Describe, and enclose evidence of authority :

❑   IRA Trust Account

❑   Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by Finrock Inc on

As to: investment.securities.units the principal amount in Units of Common Stock set forth in Item 2.a.; or investment.securities.units.accepted investment.securities.amount.accepted Units of Common Stock.

FINROCK INC

By: . . . .
Name:
Its: CEO

inroc

Counterpart Signature Page to Bylaws of Finrock Inc

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Articles of Incorporation of Finrock, as the same may be amended from time to time, and hereby authorizes Finrock Inc to attach this counterpart signature page to the Bylaws as executed by the other parties thereto.

_____

Signature

_____

Name (Typed or Printed)

_____

Signature of Second Individual, if applicable

_____

Name (Typed or Printed)

EXHIBIT C

Video Transcript

Hi. I'm excited to introduce you to Finrock, a fintech enterprise poised to redefine wealth creation through transformative technologies.

Today's fintech landscape is centralized and complex, controlled by a few entities. This leads to volatility, limited investment choices, high rates, and less flexibility across asset classes.

We're empowering customer prosperity by granting access to digital and real-world assets in a fractional and tokenized manner. Our fully integrated platform, leveraging AI, offers diverse investment opportunities and simplified management.

We're pioneering a future of investing, ensuring safety, transparency, and automation. Our solutions, including AI-driven insights and on-chain asset management, unlocking the digital economy.

We're building a next-gen fintech enterprise that leverages Web3, AI, and blockchain to revolutionize investment management. We aim to raise $2 million as a Pre-Seed investment at a $20 million valuation.

Investing in Finrock is an opportunity not to be missed.

We're Pioneering Innovation:

Finrock stands at the forefront of reinventing fintech through transformative technologies. We're carving a path in the Web3 domain, leveraging cutting-edge AI, blockchain, and Web3 solutions to revolutionize investment management. Our commitment to pioneering innovation ensures we stay ahead in the rapidly evolving digital economy.

We have Unparalleled Differentiation:

Unlike traditional fintech entities, Finrock is engineered to provide a truly distinctive experience. Our robust, scalable tech stack and institutional-grade security guarantees complete trust and transparency. We've crafted an ecosystem that socializes investments, leveraging AI for informed decisions, unlocking the potential of digital economies, and offering industry-leading Web3 SaaS solutions.

We have an Enormous Market Opportunity:

With a market size projected to reach trillions, Finrock capitalizes on this immense potential. Our focus on tokenization of real-world assets positions us uniquely in this high-growth sector. Coupled with our gamified investment approach and a suite of products targeting diverse demographics, Finrock is poised for exponential growth.

The DeFi and web3 markets alone are projected to surge globally, from the current market valued at $160 billion in 2022 to the tokenization of Real-World Assets, expected to hit a staggering $42 trillion by 2030. These figures demonstrate the immense scope for growth

and profitability within the evolving fintech landscape, positioning Finrock as a strategic investment choice.

Our team at Finrock embodies excellence across various domains.

I am Co-founder and the CEO and bring over two decades of fintech expertise, leading groundbreaking projects at JPMorgan and pioneering innovative DeFi technologies.

Raj, our COO, drives our product development initiatives with 20 years of IT industry experience, while Venkat, our CTO, leverages 18 years of software development prowess to spearhead our technological innovations.

Jerod, our CSO, boasts two decades of leadership in cloud computing and product development, guiding our company toward digital transformation. John, our financial advisor, brings a track record of crafting successful financial strategies for high-growth companies. Together, our team champions trust, accountability, and fiscal discipline.

Our culture thrives on integrity and innovation, driving us to create an end-to-end digital asset ecosystem. We are committed to pioneering solutions in the $11 trillion RWA market, transforming investment management. Our vision extends beyond the present, envisioning a future where Finrock revolutionizes the global investment landscape, making wealth creation seamless, secure, and accessible to everyone.

So to summarize:

At Finrock, we're redefining wealth creation through fractional asset access.

Our innovation, differentiation, and immense market opportunity sets us apart.

The forecasted trillion-dollar market aligns perfectly with our platform, which is already built and ready to launch immediately.

Our stellar team champions trust, expertise, and fiscal discipline.

We hope you'll join us in revolutionizing the realm of investment management. Together, let's embark on an exhilarating journey toward shaping the future of finance. Your participation in our Pre-Seed investment round is an invitation to be at the forefront of innovation. Join our mission and become a driving force in transforming the way we approach investments.

Thank you